NEWS RELEASE

CARDERO TYING UP NEW GOLD DISTRICT IN NW ARGENTINA

Currently finalizing the acquisition of twelve new gold properties covering 580km2

May 8, 2006

  Symbols:  TSX-Ven.: CDU

     AMEX.: CDY

FSX.: CR5

Vancouver, British Columbia…..  Cardero Resource Corp. (the “Company” or “Cardero”) is pleased to announce that it is finalizing the acquisition of twelve new gold properties located in the provinces of Jujuy and Catamarca in northwest Argentina.  The properties cover an aggregate area of approximately 580 square kilometres and are a combination of 100% Cardero owned (staked) ground and land being acquired through option agreements with local third parties (presently being finalized).

The discovery and acquisition of these properties is the result of an aggressive year long multidisciplinary regional exploration program targeting a Sedimentary Hosted Vein (SHV) model in the 61,000 square kilometre Ordovician Santa Victoria Basin.

SHV type deposits are capable of forming a wide range of deposit sizes from sub-million ounce up to and including world-class to giant deposits.  Premier global examples include the SHV gold deposits of Asia (Muruntau, Sukoy Log), Australia (Bendigo-Ballarat) and New Zealand (Otago Schist) and, as such, they form attractive bulk tonnage gold exploration targets.  All SHV deposits occur with a common set of characteristics that unite them as a class.  These characteristics are consistent with those observed to date in the Puna region of NW Argentina, namely, age, tectonic setting, metallongeny, alteration and style of mineralization.

The 2005/2006 regional exploration program carried out by Cardero consisted of regional scale target generation based on the structural interpretation of Landsat, regional magnetic, geologic, and geochemical datasets of the entire 61,000km2 prospective belt.  A total of fifty-one targets areas were delineated for follow-up field work.  To date, a total of 2220 rock samples have been collected for gold assay and the results received to date have outlined the presence of numerous gold-bearing systems within the belt.  Cardero has discovered five new gold endowed properties in addition to four historically worked properties yet to be systematically sampled.  The Company is also securing three other properties that exhibit large-scale hydrothermal features associated with quartz veining.  These large hydrothermal systems require further work to assess their potential to host gold mineralization.

Dr. Paul Klipfel, a recognized authority on SHV deposits, has visited the project area for a total of three weeks on two separate occasions.  Dr. Klipfel concurs that all the necessary criteria are present for the discovery of an SHV deposit or deposits within the Ordovician Santa Victoria Group fold and thrust belt.

Exploration is ongoing with both regional and property scale exploration to be conducted in 2006.  Following completion of the relevant option agreements, the twelve SHV properties identified to date will be systematically explored through via structural and alteration mapping, trenching, and geochemical sampling and, contingent on the results from phase one, a second phase consisting of drill testing in late 2006/early 2007.

Information with respect to the merits of the specific properties that make up this large and exciting new gold project will be provided through future press releases to be issued following completion of the specific property agreements.

“The recognition and successful acquisition of this emergent gold district further demonstrates the high quality of our people and infrastructure in Argentina”, stated Henk Van Alphen, President of Cardero. “We are fully committed to exploring both the IOCG belt in Baja, Mexico and this emergent district in Argentina and are confident that this aggressive move into gold exploration will provide an exciting new opportunity for our loyal shareholders.””

Qualified Person and Quality Control/Quality Assurance

EurGeol Dr. Mark D. Cruise, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.

Cardero is well financed with $14 million in the treasury and well positioned to continue to explore its projects in Mexico, Peru, and Argentina.  The common shares of the Company are currently listed on the TSX Venture Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating gold, copper and iron projects, which will continue to ensure the recognition of Cardero as a world-class exploration and development company.

For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated property acquisitions and exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.  This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.